Exhibit 1.02

Conflict Minerals Report of Benchmark Electronics, Inc.

Benchmark Electronics, Inc. (“Benchmark”) makes this Conflict Minerals Report for calendar year 2013. This report is made in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended. In preparing the report, the Company has been guided by Release No. 34-67716 promulgated by the Securities and Exchange Commission (“SEC”) August 22, 2012 (the “Final Release”), the Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014, and by the statement of the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (“Interim Guidance”). Unless otherwise defined herein, terms used in this Report shall have the same meaning as found in Rule 13p-1, the Final Release, Form SD and Interim Guidance. References in this report to “the Company,” “Benchmark,” “we,” or “us” mean Benchmark Electronics, Inc. together with its subsidiaries.

Benchmark Electronics Conflict Minerals Policy

“Conflict Minerals” refers to minerals or other derivatives mined in the eastern provinces of the Democratic Republic of the Congo (“DRC”) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war resulting in serious social and environmental abuses. In July 2010, the United States enacted the Dodd-Frank Financial Reform Bill and Consumer Protection Act § 1502(b) (the “Conflict Minerals Law”), which requires all US stock listed companies and their suppliers to disclose information concerning chain of custody and usage of conflict minerals (Tin, Tantalum, Tungsten, and Gold . . . “3TG”).

It is Benchmark’s policy to comply with any applicable obligations under the Conflict Minerals Law and the regulations promulgated thereunder, as amended from time to time, relating to Conflict Minerals. Benchmark believes the Conflict Minerals Law and related efforts to avoid using Conflict Minerals aligns with Benchmark’s corporate policy on sustainability. As may be required by the Conflict Minerals Law, Benchmark intends to adopt the EICC-GeSI Due Diligence reporting process or similar methodologies and obtain chain of custody declarations from all Benchmark sourced and managed suppliers, ensuring transparency in our supply chain.

•              Benchmark expects our suppliers to source materials from socially responsible suppliers.

•              Benchmark expects its suppliers to fully comply with the Conflict Minerals Law and provide all necessary declarations.

•              Suppliers must pass these requirements through their supply chain and determine the source of specified minerals, including 3TG.

•              Suppliers that are non-compliant to these requirements shall be reviewed by global procurement for future business.

This Conflict Minerals Policy encourages businesses to respect, protect and remedy human rights throughout the world. The policy is also available on the Company’s website at http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

1.             Overview

1.1          Company

We are a worldwide provider of integrated manufacturing services. We provide our services to original equipment manufacturers of computers and related products for business enterprises, medical devices, industrial control equipment (which includes equipment for the aerospace and defense industry), testing and instrumentation products, and telecommunication equipment. The services that we provide are commonly referred to as electronics manufacturing services. We offer our customers comprehensive and integrated design and manufacturing services from initial product design to volume production, including direct order fulfillment and post-deployment services. Our manufacturing and assembly operations include printed circuit board and subsystem assembly, box build and systems integration, the process of integrating subsystems, and often, downloading and integrating software to produce a fully configured product. Our precision technology manufacturing capabilities complement our proven electronic manufacturing expertise by providing further vertical integration of critical mechanical components. These capabilities include precision machining, advanced metal joining and functional testing for multiple industries including medical, instrumentation, aerospace and semiconductor capital equipment. We are also able to provide specialized engineering services, including product design, printed circuit board layout, prototyping and test development.

Our worldwide facilities include 1.5 million square feet in our domestic facilities in Alabama, Arizona, California, Minnesota, New Hampshire, North Dakota and Texas; and 2.3 million square feet in our international facilities in China, Malaysia, Mexico, the Netherlands, Romania and Thailand.

We currently source minerals from locations around the world, primarily through intermediate supply chain participants. As described below, our diligence efforts remain ongoing.

1.2          Report

Benchmark is subject to Rule 13p-1 to the extent that products we manufacture or contract to manufacture on behalf of our customers contain Conflict Minerals necessary to their functionality or production.

The SEC currently defines the term “Conflict Mineral” to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten. Collectively, we refer to tin, tantalum, tungsten and gold as “3TG.”

The Interim Guidance provides that companies required to file a Conflict Minerals Report should include a description of the due diligence that the company undertook. No company is currently required to describe its products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable.” Pending further SEC action, an Independent Private Sector Audit (“IPSA”) is not currently required unless a company voluntarily elects to describe a product as “DRC conflict free” in its Conflict Minerals Report.

The scope of this report includes activities of the Company for calendar year 2013. For purposes of our Reasonable Country of Origin Inquiry, as described below, this report includes supply chain responses received through April 30, 2014.

2.             Due Diligence

2.1          Due Diligence Overview

The Company’s due diligence is guided by the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” 2nd edition (“OECD Guidance”) and the related supplements for 3TG. Benchmark’s due diligence measures were also based in part on the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict-Free Sourcing Initiative (“EICC/GeSI”), which includes many of the smelters and refiners of the Conflict Minerals provided to our suppliers. The OECD Guidance and EICC/GeSI are nationally and/or internationally recognized due diligence frameworks.

In substantial conformance to the OECD Guidance, we have designed our Conflict Minerals due diligence program to establish strong company management systems; identify and assess risks in the supply chain; design and implement a strategy to respond to identified risks; and report on supply chain due diligence. Our actions included: the development of a Conflict Minerals Policy; creation of a Conflict Minerals Task Force with cross functional team members and executives; the development of a compliance management framework and implementation plan, including business processes and IT systems to manage information requests and data sharing with customers and suppliers; ongoing engagement with customers and suppliers, as required, to understand and agree on the parties’ responsibilities; and participation in industry group initiatives to help define and clarify industry standards. We periodically report to the Audit Committee of the Company’s Board of Directors with respect to our due diligence process and compliance obligations and will obtain an IPSA of diligence practices as appropriate in the future.

2.2          Conflict Minerals Policy

As part of its due diligence efforts, the Company adopted the above Conflict Minerals Policy, and is committed to educating its suppliers to comply with the Policy.

2.3          Supply Chain Requirements

The Company strives to include covenants and/or flow-downs in all of our agreements that require supply chain adherence to our Conflict Minerals Policy and the reporting requirements in Rule 13P-1.

2.4          Reasonable Country of Origin Inquiry

(a)           The Company first identified suppliers that may be within the scope of the Rule. We compiled a list of all suppliers and evaluated historical usage, as well as forecast usage, to determine those that have or could potentially provide material to Benchmark.

(b)           The Company next provided information to its suppliers regarding its Conflict Minerals Policy and related compliance information and requirements.

(c)           The Company then surveyed suppliers beginning in November 2012, to determine:

(i)            Whether any of the material manufactured by the supplier and shipped to Benchmark contain 3TG minerals.

(ii)           If so, what smelters are utilized by the supplier’s supply chain.

(iii)          If so, whether any of these 3TG minerals originate from the Covered Countries.

(iv)          Whether they have a Conflict Minerals policy or statement posted on their company website.

(v)           Whether the supplier identified all of the smelters used in the refining of 3TG used in the products supplied to Benchmark.

(d)           The supplier survey responses are assigned to the following categories after appropriate analysis and follow-up:

(i)            Exempt (CM1) – 3TG present. Compliant Smelters. Conflict Minerals are present, but sourced from smelters identified as Conflict Free per the Conflict Free Smelter List, or other lists developed which meet the OECD Due Diligence guidelines, or smelters that can identify their source mines which do not support “conflict.”

(ii)           Exempt (CM2) – 3TG present. Indeterminate source. Conflict Minerals are present and the supplier has indicated that they do not know or have not yet finished gathering information about the source.

(iii)          Exempt (CM3) – Indeterminate for 3TG and source. The supplier has indicated that they have not yet finished gathering information and do not know whether 3TG are present or not.

(iv)          Exempt (CM4) – inactive/out of scope suppliers.

(v)           Exempt (CM5) – 3TG present. Not from DRC area. The 3TG present does not originate from the DRC or surrounding countries.

(vi)          Declined – Unresponsive. Supplier has chosen not to cooperate with the Conflict Minerals data gathering effort.

(vii)         Compliant – Conflict Minerals are not present.

(viii)        Not DRC Conflict Free. Conflict Minerals (ore sourced from the DRC and surrounding countries) are present and are sourced from smelters not identified as conflict-free, or the source mines are unknown.

2.5          Independent Private Sector Audit

In accordance with the Final Release and Interim Guidance, no IPSA has been obtained.

2.6          Further Steps

The Company has received numerous responses and is continuing its diligence efforts. Benchmark intends to implement steps in the future to improve its due diligence information gathering to further the goals of Rule 13p-1, including improving the response rate of suppliers’ RCOI surveys.